Client Matter No.: C 50615-00002

Barbara L. Becker

Direct: 212.351.4062

Fax: 212.351.6202

BBecker@gibsondunn.com

January 27, 2010

VIA ELECTRONIC MAIL

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Kraft Foods Inc.
Amendment No. 2 to the Form S-4 filed on January 19, 2010
SEC File No. 333-163483

Rule 425 Material filed on January 22, 2010
SEC File No. 333-06444

Amendment No. 6 to Schedule TO-T filed on January 19, 2010
Amendment No. 7 to Schedule TO-T filed on January 22, 2010
SEC File No. 5-55187

Dear Ms. Chalk:

On behalf of Kraft Foods Inc., a Virginia corporation (“Kraft Foods”), this letter responds to your comment letter dated January 25, 2010, and the oral comments issued to James J. Moloney and Barbara L. Becker of our firm on January 25, 2010 (the “Staff Comments”) by the Staff of the United States Securities and Exchange Commission (the “SEC”) relating to Kraft Foods’ Registration Statement on Form S-4 originally filed with the SEC on December 4, 2009 (as amended, the “Form S-4”), as amended by Amendment No. 1 filed on December 23, 2009 and Amendment No. 2 filed on January 19, 2010 (“Amendment No. 2”), and Kraft Foods’ Tender Offer Statement on Schedule TO-T originally filed with the SEC on December 4, 2009 (as amended, the “Schedule TO”), as subsequently amended. Each of the written Staff Comments is set forth in bold italics below, followed by the corresponding

January 27, 2010

response. Kraft Foods expects to file an amendment to the Form S-4 reflecting the comments described in this letter, and the pro forma information included in the attached Appendix A, on January 29, 2010 (“Amendment No. 3”). As discussed with the Staff, Kraft Foods anticipates that it will include the consent of Cadbury plc’s independent auditors to incorporate by reference their audit report relating to Cadbury’s 2008 audited financial statements.

Rule 425 Material filed on Jan. 22, 2010

1.	As discussed today with Mr. Moloney, we have questions concerning the operation of the Dealing Facilities described here. Some factual questions include the names of the “CSN Jurisdictions” and how the Dealing Facility there differs from the Dealing Facility in other jurisdictions, such as the United States. In particular, it appears that Kraft will pay any brokerage fees associated with the sale of shares through the Dealing Facility issued in the Offer for a six-week period after the offer is declared wholly unconditional; however, it seems it is doing so only for shareholders in CSN Jurisdictions. We are also unclear as to whether all tendering Cadbury shareholders will have access to the Dealing Facilities. If true, explain how this complies with all-holders principles embodied in Rule 14d-10 of Regulation 14D. As discussed in our call today with Mr. Moloney, please provide answers to these factual questions so that we may consider legal issues raised by the terms of these Dealing Facilities. We have also referred this filing to our colleagues in the Division of Trading and Markets.

Kraft Foods is responding separately to this comment.

2.	Refer to the disclosure concerning the restrictions on participating in this Offer on page 4. The all-holders provisions of Rule 14d-10 apply to both U.S. and non-U.S. target security holders. Please revise this language accordingly to eliminate the implication that you may prevent from participation Cadbury shareholders in certain non-U.S. jurisdictions.

Kraft Foods supplementally advises the Staff that the disclosure is not intended to violate Rule 14d-10 or to prohibit Cadbury securityholders from accepting the offer. Kraft Foods included the disclosure in an abundance of caution to avoid any potential violation of law resulting from the dissemination or receipt of offer documents in a foreign jurisdiction. Kraft Foods advises the Staff that it will delete the relevant paragraph from future announcements relating to the offer.

January 27, 2010

Form S-4/A

Cover Page of the Prospectus

3.	Since this Offer has “early commenced,” it is inappropriate to describe the information in the prospectus/offer to exchange as “incomplete.” Please revise.

In response to this comment, Kraft Foods will revise the disclosure on the cover page of the prospectus/offer to exchange included in Amendment No. 3 to delete the words “subject to completion” at the top of the cover page and the words “is not complete and” from the legend.

Questions and Answers about the Offer – What is the “minimum acceptance condition?” page x

4.	Refer to the disclosure in the second paragraph of this subsection on page 15 of the prospectus. You note that in determining whether the minimum acceptance condition has been satisfied, you may be permitted to exclude “certain Cadbury ordinary shares issued after the time agreed with the U.K Takeover Panel and prior to the expiration of the initial offer period.” Please explain supplementally, with a view to possible additional disclosure, the circumstances under which such shares were issued and approximately how many shares may be discounted in this analysis. We may have additional comments.

Kraft Foods supplementally advises the Staff that the language in the last paragraph of Question 13 on page xi of Amendment No. 2 was a reservation of rights that is customary under U.K. takeover practice. Kraft Foods will not exercise this right and, accordingly, will delete this paragraph from Amendment No. 3.

Oral Comments

In addition, on January 25, 2010, James J. Moloney and Barbara L. Becker of our firm had a telephone conversation with Mr. Karl Hiller, Branch Chief, Division of Corporation Finance, to discuss certain Staff comments relating to the interim pro forma financial information included in Amendment No. 2. As discussed with Mr. Hiller, Kraft Foods will revise the pro forma financial information and related disclosure in Amendment No. 3 to address these comments. Specifically, Kraft Foods will revise the Form S-4 to:

•	delete the last two sentences in the second paragraph of page 81 of Amendment No. 2 and similar disclosure appearing on pages iii, 10, 13 and 15 of Amendment No. 2;

January 27, 2010

•	delete the first bullet point on page 81 of Amendment No. 2 and similar disclosure on pages 14 and 15 of Amendment No. 2;

•

incorporate by reference Cadbury’s Report on Form 6-K furnished to the SEC on October 21, 2009, except for the Report of Reporting Accountant and the Financial Advisors’ Letter contained in Appendices 2 and 3, respectively;

•

include additional disclosure to note 4 of the pro formas entitled “Other Pro Forma Adjustments – Sale of Pizza Business” with respect to the divestiture of the pizza business, as set forth in Appendix A;

•

include the following language on page 81 of Amendment No. 2 (see Appendix A) confirming that Kraft Foods’ proposed divestitures of Cadbury’s chocolate businesses in Poland and Romania to satisfy commitments Kraft Foods has made to the European Commission are not significant and therefore do not require adjustments to the pro forma financial information contained in the Form S-4:

“The unaudited pro forma financial information:

•	has not been modified to reflect the impacts of certain divestitures, which are insignificant to the combined company and required to satisfy the European Commission competition condition; and”

In addition, Kraft Foods has informed us that it will use reasonable efforts to provide more current pro forma financial information in a report on Form 8-K filed during the subsequent offer period. Kraft Foods will endeavor to provide this information sooner than the day 75 deadline prescribed by Section 3-05(b)(4) of Regulation S-X.

If you should have any questions or further comments with respect to the Form S-4 or the Schedule TO, each as amended, please do not hesitate to contact me at the telephone number provided above, or, in my absence, please contact Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 or James J. Moloney of Gibson, Dunn & Crutcher LLP at (949) 451-4343. You may send facsimile transmissions to (212) 351-6202.

Very truly yours,

/s/ Barbara L. Becker

Barbara L. Becker

January 27, 2010

cc:	Karl Hiller, Branch Chief
Division of Corporation Finance

Jenifer Gallagher
Division of Corporation Finance

Timothy R. McLevish
Chief Financial Officer
Kraft Foods Inc.

Marc S. Firestone
Executive Vice President, Corporate & Legal Affairs and General Counsel
Kraft Foods Inc.

Carol J. Ward
Vice President and Corporate Secretary
Kraft Foods Inc.

Brian J. Lane
Gibson, Dunn & Crutcher LLP

James J. Moloney
Gibson, Dunn & Crutcher LLP